June 18, 2009

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
 United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC 20549

Re:	Pitney Bowes Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 001-03579

Dear Mr. Gilmore:

Pitney Bowes Inc. (the “Company”) is submitting the following response to the staff’s comment letter dated June 4, 2009, addressed to Mr. Murray D. Martin and relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 filed on February 26, 2009. In preparing our response, we have utilized subheadings and item number references consistent with your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.

We note your disclosure on page 4 that management has taken additional actions in 2008 such as reducing credit lines, strengthening collection resources, and revising credit policies to be more selective in managing the portfolio in this current economic cycle. In light of the significance of accounts receivables and finance receivables to your balance sheet and the potential impact of credit losses to your results, please tell us how you considered disclosing the key performance indicators you use in managing your accounts receivables and finance receivables (e.g. days-sales-outstanding, turnover, aging, etc), any trends you have experienced in these indicators, and the underlying reasons for such trends. Refer to Item 303(A) of Regulation S-K and Sections III (B) and IV of SEC Release 33-8350.

Response: The Company monitors a number of key performance indicators related to its accounts receivables and finance receivables, including but not limited to, aging percentages, ratios of the allowance for doubtful accounts as a percentage of gross receivables, and historical and current write-off trends. When any of these key performance indicators change by a material amount, the Company looks to disclose these indicators, related trends and the underlying reasons for such trends.

The Company did experience higher write-offs in 2008, specifically of finance receivables, (see Schedule II – Valuation and Qualifying Accounts and Reserves on page 89 of the Company’s Form 10-K), which resulted in higher credit loss expenses, primarily in the U.S, and was driven by the weakening economy. This trend was disclosed on page 14 of the Company’s Form 10-K for the fiscal year ended December 31, 2008. However, the numerical changes in the key performance indicators at December 31, 2008 compared to December 31, 2007 were not material and therefore no further disclosures were considered necessary.

The Company also disclosed, on page 4 of its Form 10-K, that it had implemented actions during 2008 such as reducing credit lines, strengthening collection resources, and revising credit policies to help mitigate the impact of higher delinquency and write-off trends experienced.

The Company will continue to include, when material, impacts and trends experienced in our key performance indicators and the underlying reasons for such trends.

Results of Operations 2008 Compared to 2007

Selling, general and administrative expenses, page 14

2.

We note your disclosure that benefits gained from transition initiatives were offset by lower revenue growth and a shift in the mix of business as well as higher credit loss expenses in the U.S. Software business, which is continuing to become a larger portion of your overall business and has a relatively higher selling, general and administrative expense ratio. In light of the significance of your selling, general, and administrative expenses, please tell us what consideration you gave to quantifying the significant components for the periods presented. In addition, please explain how you considered quantifying the extent of the contribution of each source of, or offset to, a material change. Refer to Section III.D of SEC Release 33-6835.

Response: Selling, general and administrative (“SG&A”) expenses, as a percentage of total revenue, remained flat at 31.1% when compared with the prior year. In addition, there were no significant changes in the components of SG&A and therefore the Company did not believe further quantification was necessary.

The benefits gained from our transition initiatives had a positive impact of .5% on SG&A but were offset by lower revenue growth which had a negative impact of .1% and a shift in the mix of our business, primarily related to the Company’s software business which has a relatively higher SG&A expense ratio and negatively impacted SG&A by .3% while higher credit loss expenses in the U.S. had a negative impact of .1%.

While each of these factors was a contributing source of change in the Company’s SG&A expense ratio for 2008 compared to 2007, no one factor individually impacted the overall ratio by more than 50 basis points and accordingly the Company did not quantify the impacts as they were deemed immaterial.

The Company acknowledges the staff’s comments and will include in future filings quantification of the components and changes thereof, to the extent that they are material, in its Form 10-K.

Contractual Obligations, page 23

3.

Please tell us if your tabular presentation of contractual obligations includes scheduled interest payments. If not, please tell us how you considered disclosure of scheduled interest payments in your table or in a supplement to the table to provide information that is sufficient to an understanding of the your cash requirements. Refer to Footnote 46 of SEC Release 33-8350.

Response: The Company acknowledges the staff’s comment and will include scheduled interest payments in its tabular presentation of contractual obligations in future filings.

The Company supplementally quantifies the amount of its interest obligations at December 31, 2008 as follows:

Contractual Obligations	Payments due by period
		Less than 1			More than
(Dollars in millions)	Total	year	1-3 years	3-5 years	5 years

Interest payments:
Floating long-term debt (1)	$65	$8	$17	$14	$26
Fixed long-term debt	1,749	176	341	315	917
Total	$1,814	$184	$358	$329	$943

(1) Floating rate long-term debt is based on libor, and we have assumed libor at December 31, 2008 remains constant over the life of the debt.

Item 9A – Controls and Procedures, page 31

4.

We note your disclosure that there was no change in internal control over financial reporting occurred during the year ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, such internal control over financial reporting. In future filings, please disclose any changes in internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Response: The Company acknowledges the staff’s comments and in future filings will disclose any changes in internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Consolidated Financial Statements

Consolidated Statements of Income, page 40

5.

Please tell us how you considered separate disclosure of the provision for doubtful accounts and credit losses as required by Rule 5-03(5) of Regulation S-X.

Response: The Company considered the disclosure required by Rule 5-03(5) of Regulation S-X and based on the immateriality of the amounts (less than 1.2% of revenue and less than 3.8% of SG&A for the periods presented) combined the provision for doubtful accounts and credit losses within the SG&A expense line in its Consolidated Statements of Income. Additionally, these amounts are presented in Schedule II – Valuation and Qualifying Accounts and Reserves on page 89 of the Company’s Form 10-K for the three fiscal years ended December 31, 2008.

The amounts of the items discussed above are as follows:

($ in millions)	2008	2007	2006

Revenue	$6,262.3	$6,129.8	$5,730.0
SG&A	$1,948.5	$1,907.2	$1,764.3

Provision for doubtful accounts	$17.1	$19.9	$27.7
Provision for credit loss	51.7	44.4	39.4
Total Provisions	$68.8	$64.3	$67.1

Provisions as % of revenue	1.1%	1.0%	1.2%
Provisions as % of SG&A	3.5%	3.4%	3.8%

6.

Please tell us how you considered disclosure of cost of financing on your statements of income. We note your response to comment 1 in your correspondence dated March 11, 2003 indicating that you would provide such disclosure and that you presented cost of financing in your December 31, 2002 and 2003 financial statements. Refer to Rule 5-03(2) of Regulation S-X.

Response: Today the Company provides financing services to its customers for their acquisition of the Company’s equipment, postage and supplies. The primary cost of the Company’s financing revenue is interest expense. All other costs relate to and are included in SG&A. The Company controls and manages interest centrally through its corporate treasury group and does not allocate interest cost to its business segments. Additionally, the Company does not match fund its finance receivables. Separate debt financing had been a part of the Company’s Capital Services financing business which was sold in 2006.

Furthermore, the Company uses earnings before interest and taxes (EBIT) to evaluate its business and management performance. No allocation of interest expense is made to individual subsidiaries or lines of business.

Accordingly, all interest costs are included in a single line item for interest expense on the Consolidated Statements of Income and are not allocated against any specific sources of revenue.

In addition, the Company discloses the assets employed in its financing business providing the reader with the ability to impute, if desired, a related interest cost for analytical purposes.

As a result of the above, the Company does not include a cost of financing line on its Consolidated Statements of Income.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition

Embedded Software Sales, page 47

7.	We note your disclosure that software embedded in equipment is incidental to the equipment as a whole such that SOP 97-2 is not applicable. We also note marketing materials on the company’s web-site clear indicate that certain equipment, such as the DM series of Digital Mailing System equipment, includes connectivity which allows customer access to software updates. In light of your new fully digital, networked, and remotely-downloadable equipment introduced in 2008, please provide us with an analysis describing how you determined that embedded software is incidental to such equipment. In your analysis, specifically address the criteria in footnote 2 of paragraph 2 of SOP 97-2, including examples of how the company evaluated the criteria, in addition to how you considered the following:

•	Describe your assessment of whether software is essential to the functionality of the equipment;

•	Describe the contractual provisions for upgrades and enhancements of the software component;

•	Whether contractual terms of the arrangement require the company to provide dedicated information technology support to maintain and trouble shoot the embedded software;

•	Clarify whether upgrades are licensed separately;

•	How the availability of software upgrades and enhancements impacts the customer’s purchasing decision;

•	Whether the company enters into arrangements to customize the software component or to provide any other services related to the software component of the product; and

•	Whether the software component of the product could be substituted for other software provided by a competitor.

Response: The Company provides the following clarification surrounding its equipment and related software:

The Company’s DM series of Digital Mailing Systems generally comprises an equipment configuration that includes a mailing machine, a scale and a postage meter. It includes embedded software which is essential to the operation of the configuration. This software can not be upgraded and the Company does not provide post contract customer support specific to the software. The Company does not enter into arrangements to customize the software component or to provide other services related to the software component of the product. The software component of the product can not be substituted for other software provided by a competitor. Therefore, the Company considers the embedded software to be incidental to the overall contract and SOP 97-2 would not be applicable.

The connectivity, described in the Company’s marketing materials, allows for access to other software services and relates primarily to postal rate changes and other value added services such as delivery confirmation (bar coding printed on a mail piece to track its location through the mail stream) and accounting / spending tracking capability. The basic service is sold on a subscription basis and customers have the ability to add additional features for an incremental fee. Annual revenues from these services are less than 1% of the Company’s annual revenues. The revenues associated with these services are recognized ratably over the life of the contract in accordance with SOP 97-2.

Note 17. Finance Assets, page 77

8.

Please tell us how you considered the disclosure requirements of SOP 01-6 paragraph .13(g) with respect to loans and receivables on non-accrual status and those that are past due 90 days or more and still accruing interest.

Response: The Company considered amounts and trends related to loans and receivables on non-accrual status and those that are past due 90 days or more and still accruing interest as immaterial.

The following table quantifies the amount of non-performing (non-accrual) finance receivables and amounts past due 90 days and still accruing income:

December 31,	2008	2007
($ in thousands)

Finance receivables (gross)	$2,947,500	$3,110,630

Non-performing (non-accrual) transactions:
Lease receivables	$41,475	$44,094
Loan receivables	7,287	6,186
Total	$48,762	$50,280
% of non-performing to finance rececivables	1.7%	1.6%

Over 90 days outstanding and accruing income:
Lease receivables	$15,566	$14,409
Loan receivables	4,578	4,834
Total	$20,144	$19,243
% of over 90 days to finance receivables	0.7%	0.6%

As disclosed in Note 1 on page 44 of the Company’s Form 10-K for fiscal year ended December 31, 2008, the Company’s general policy is to discontinue revenue recognition on finance receivables contractually past due over 120 days. The Company has utilized this period because historically internal collection efforts have continued for this period of time. We resume revenue recognition when payments reduce the account to 60 days or less past due.

The Company acknowledges the staff’s comments and will include the carrying values of non-performing (non-accrual) finance receivables in future filings to the extent the amounts are material.

*      *      *      *      *      *      *

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above comments are responsive to the questions raised by the staff. We would be pleased to answer any further questions on these issues which the staff may have and, if necessary, to meet with them. Should there be any questions, please do not hesitate to call Russell Hochman at (203) 351-7607 or Mary Fragola at (203) 351-6960.

/s/ Michael Monahan
Michael Monahan
Executive Vice President and
Chief Financial Officer

Copies:
Brian Lane – Gibson, Dunn & Crutcher, LLP
PricewaterhouseCoopers LLP